Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
Petrobras
     The following table contains the consolidated ratios of earnings to fixed charges of Petrobras for the periods indicated determined in accordance to US GAAP:

						Nine Months
	Year Ended December 31,					Ended,
	2001	2002	2003	2004	2005	September 30, 2006
Ratio of earnings to fixed charges	5.18	3.49	3.59	3.56	4.01	12.31
Petrobras Consolidated Ratio of Earnings to Fixed Charges — U.S. GAAP

	For the nine-month
	period ended
	September 30,	For The Year Ended December 31
	2006	2005	2004	2003	2002	2001
	(in millions of U.S. Dollars)
Income (loss) before income taxes and minority interest	15,113	14,592	8,935	8,773	3,232	4,792
Add “fixed charges as adjusted” (from below)	2,719	4,040	3,123	3,129	1,104	1,350
Earnings	17,832	18,632	12,058	11,902	4,336	6,142

Fixed charges:
Interest expense
Interest on Indebtedness	1,333	1,554	1,415	1,335	763	851
Dividends declared	2,076	3,068	1,946	1,955	456	578
Amortization of debt costs	27	19	11	9	11	8
Interest portion of rental expense	7	11	18	14	13	36
Fixed charges before adjustments	3,443	4,652	3,390	3,313	1,243	1,473

Less “capitalized interest”	724	(612)	(267)	(184)	(139)	(123)

Fixed charges as adjusted	2,719	4,040	3,123	3,129	1,104	1,350

Ratio (“earnings” divided by “fixed charges before adjustments”)	5.18	4.01	3.56	3.59	3.49	4.17